

Mail Stop 3233

November 29, 2017

<u>Via E-Mail</u>
Wei Zheng
Chief Executive Officer
SSLJ.com Limited
23/F, Block 4, Oceanwide International SOHO Town
Jianghan District, Wuhan, P.R.China 43000

> **Re: SSLJ.com Limited**
> **Registration Statement on Form F-1**
> **Filed November 7, 2017**
> **File No. 333-221379**

Dear Mr. Zheng:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise your disclosure to describe the voting rights associated with your Class A ordinary shares in contrast to the voting rights associated with your Class B ordinary shares.

PRC Legal Opinion on Certain PRC Legal Matters

2. We note that page 7 of the legal opinion states that [i]t may not . . . be relied upon anyone other than the Company, the underwriters and their legal and financial advisors in connection with this Offering . . . ." Please remove this inappropriate disclaimer on reliance. Refer to Staff Legal Bulletin 19.III.D.1 for guidance.

Cayman Islands Legal Opinion

3. Please revise to have counsel opine on the warrants registered in this offering. Refer to Staff Legal Bulletin 19.II.B.1.f for guidance.

4. We note that the opinion on page 1 defines the term "non-assessable" in a manner different from the definition in Schedule 3 to the opinion. Please revise for consistency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Ari Edelman, Esq.
        Ellenoff Grossman & Schole LLP